UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number 3235-0145 Expires: November 30, 2002 Estimated average burden hours per response 11

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     1    )

CHINA YUCHAI INTERNATIONAL LIMITED
(Name of Issuer)

Common Stock, Par Value US$0.10 Per Share
(Title of Class of Securities)

G210821050
(CUSIP Number)

October 25, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. G210821050	SCHEDULE 13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). China Everbright Holdings Company Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization. Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power None
	6.	Shared Voting Power None
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person None

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) CO

Page 2 of 5 Pages

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

China Yuchai International Limited

(b)	Address of Issuer’s Principal Executive Offices:

16 Raffles Quay, #26-00 Hong Leong Building
Singapore 048581

Item 2.

(a)	Names of Persons Filing:

China Everbright Holdings Company Limited

(b)	Address of Principal Business Office or, if none, Residence:

48th Floor, Far East Finance Centre,
16 Harcourt Road, Hong Kong

(c)	Citizenship:

Hong Kong

(d)	Title of Class of Securities:

Common Stock, Par Value US$0.10 Per Share

(e)	CUSIP Number:

G210821050

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

Page 3 of 5 Pages

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

(a)	Amount beneficially owned:

None

(b)	Percent of Class:

0%

(c)	Number of shares as to which each reporting person has:

(i)	Sole power to vote or to direct the vote:

None

(ii)	Shared power to vote or to direct the vote:

None

(iii)	Sole power to dispose or to direct the disposition of:

None

(iv)	Shared power to dispose or to direct the disposition of:

None

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☒.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
Parent Holding Company.

Item 8.    Identification and Classification of Members of the Group.

Page 4 of 5 Pages

Item 9.    Notice of Dissolution of Group.

Item 10.    Certification.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 27, 2002
Date

China Everbright Holdings Company Limited

By:	/s/ Yang Bin
Name: Yang Bin
Title: Authorised Person

Page 5 of 5 Pages